August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (614) 621-9321

Michael P. Glimcher
President and Chief Executive Officer
Glimcher Realty Trust
150 East Gay Street
Columbus, OH 43215

> **Re: Glimcher Realty Trust**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-12482**

Dear Mr. Glimcher:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 25

1. Please provide substantive disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi). For example, we note the disclosure on page 31 indicating that the Executive Compensation Committee attempts to set base salary and other award and benefit amounts at levels that are consistent with your overall compensation philosophy, objectives, and that are competitive with companies that are comparable to your company in size and operation. Please expand your disclosure to analyze how each element of compensation was considered, how particular payout levels were determined, and why determinations with respect to one element may or may not have influenced the Executive Compensation Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and section II.B. of Release No. 33-8732A.

2. We note a significant disparity in the compensation paid, including stock awards, to Mr. Michael Glimcher as opposed to the other named officers. Please expand your discussion to provide a detailed analysis of how and why the compensation of Mr. Glimcher differs from that of the other named executive officers. If policies or decisions relating to certain named executive officers are materially different than the other officers, please discuss this on an individualized basis. Refer to Item 402(b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

Annual Bonus, page 27

3. We note that, under the 2006 Executive Bonus Plan, the FFO component is based upon a review and evaluation of your year-end FFO performance and the Individual Objectives Component is determined based upon the achievement of individual objectives. We further note your disclosure on page 35 regarding the number of individual objectives that each named executive had. Please disclose the FFO performance target and the individual objectives for each named executive, including threshold, target and excellence levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Equity Compensation, page 28

4. We note that you recently adopted your 2007 Long Term Incentive Plan under which senior executives, including the named executives, can qualify to receive performance

share awards if you achieve certain results in your total shareholder return over a three-year period ending in 2009 and timely pay your quarterly dividends at dividend rates no lower than those paid during fiscal year 2006. Please provide the total shareholder return target.

Summary Compensation Table, page 32

5. We note that the named executives received restricted common stock awards. Please revise to include any dividends received in connection with any restricted common stock in the 'Other Compensation' column, as applicable.

6. We note the disclosure on page 33 that it was determined that the minimum FFO Target under the 2006 Executive Bonus Plan was not achieved and that the Executive Compensation Committee decided to authorize a payment under the FFO Component of the bonus plan based upon its evaluation of your year-end FFO performance and consideration of the impact of extraordinary one-time events that adversely affected your year-end FFO results despite significant individual achievement by the named executives. Please describe these extraordinary one-time events. In addition, please revise your disclosure in the Compensation Discussion and Analysis to include this information and describe in detail the extent of the Executive Compensation Committee's discretion to award bonuses even though minimum targets are not achieved and how such discretion is exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Potential Payments to Named Executives Upon Termination or Change in Control, page 39

7. We note the various severance arrangements you have with the named executives and various scenarios described. Please clarify whether the named executives are eligible to receive payments pursuant to the severance agreements if the named executives continue to be employed by the company. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

8. We note the amounts listed in the 'Value of In-the-Money Options' and 'Value Realized on Vesting of Restricted Common Stock' columns in Table B on page 43. Please explain why these amounts are higher than the amounts provided in the 'Fair Market Value of Restricted Common Stock Grants' and 'Fair Market Value of Stock Option Grants' rows of Table A on page 42.

Certain Relationships and Related Party Transactions, page 46

9. We note that Mr. Herbert Glimcher is not eligible to participate in any of the bonus plans available to the company's senior salaried employees, but is eligible to receive cash performance bonuses approved by the Board or the Executive Compensation Committee. Please discuss whether Mr. Glimcher has received any bonuses and describe how such bonuses were determined by the Board or the Executive Compensation Committee.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor